CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm in the Registration Statement on Form N-1A of Stadion Investment Trust and to the use of our report dated July 28, 2014 on the financial statements and financial highlights of Stadion Managed Risk 100 Fund, Stadion Tactical Defensive Fund, Stadion Defensive International Fund, Stadion Trilogy Alternative Fund, Stadion Tactical Income Fund and Stadion Tactical Growth Fund (formerly known as Stadion Managed Portfolio, Stadion Core Advantage Portfolio, Stadion Olympus Fund, Stadion Trilogy Fund, Stadion Tactical Income Fund, and Stadion Market Opportunity Fund, respectively), each a series of shares of beneficial interest in the Stadion Investment Trust.   Such financial statements and financial highlights appear in the May 31, 2014 Annual Report to Shareholders which is incorporated by reference in the Statement of Additional Information.

BBD, LLP

Philadelphia, Pennsylvania
September 25, 2014